SIMMONS FIRST NATIONAL CORPORATION

501 Main Street

Pine Bluff, Arkansas 71601

Via EDGAR

January 18, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Eric Envall

Re:	Simmons First National Corporation
Amendment No. 1 to Registration Statement on Form S-4 Filed January 18, 2022
File No. 333-261842

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Simmons First National Corporation hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on January 20, 2022, or as soon as practicable thereafter.

Please contact Frank M. Conner III of Covington & Burling LLP at (202) 662-5986 with any questions you may have regarding this request. In addition, please notify Mr. Conner by telephone when this request for acceleration has been granted.

Respectfully,

Simmons First National Corporation

By:	/s/ George A. Makris, Jr.
Name: George A. Makris, Jr.
Title: Chief Executive Officer and Chairman of the Board of Directors

cc:	George Makris III, Simmons First National Corporation
Dean O. Bass, Spirit of Texas Bancshares, Inc.
Frank M. Conner III, Covington & Burling LLP
Christopher DeCresce, Covington & Burling LLP
Charlotte May, Covington & Burling LLP
Peter G. Weinstock, Hunton Andrews Kurth LLP
Beth A. Whitaker, Hunton Andrews Kurth LLP